03 FEB 13 AM 7:21

03003830

SUPPL

February 3, 2003

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Kobe Steel to issue new shares for third-party allocation"

" Kobe Steel & Kawasaki Heavy Industries sign final agreement to form joint venture for crushing equipment "

Thank you for your assistance in handling it as required.

Sincerely yours,

PROCESSED
MAR 0 3 2003
THOMSON
FINANCIAL

dlw 2/19

Toru Kurauchi
Finance Department
Kobe Steel, Ltd.

NEWS RELEASE

Kobe Steel, Ltd.
Kawasaki Heavy Industries, Ltd.

Kobe Steel & Kawasaki Heavy Industries sign final agreement to form joint venture for crushing equipment

TOKYO (February 3, 2003) – Kobe Steel, Ltd. and Kawasaki Heavy Industries, Ltd. announced they signed the final agreement to merge their crushing equipment business into a 50/50 joint venture. In October last year, Kobe and Kawasaki entered into a basic agreement and began working on the details of the merger.

The joint venture will be named Earth Technica Co., Ltd. It will be established on April 1, 2003 and begin operations in July. The marketing and design portions of Kobe and Kawasaki's crusher businesses will initially be transferred to Earth Technica. Manufacturing will follow in the second half of fiscal 2004 (October 2004 - March 2005 period). Sales in the midterm future are anticipated to grow to 30 billion yen per year.

With headquarters in Tokyo, the new company will have sales offices throughout Japan – in Sapporo, Sendai, Nagoya, Osaka, Hiroshima and Fukuoka. Earth Technica is anticipated to have approximately 120 employees. In July when operations begin, the joint venture will be capitalized with 200 million yen representing common stock and 100 million yen in additional paid-in capital. The president will be Kyoichi Yahagi, who is currently associate officer of Kawasaki's Crushing Plant Business Center. The vice president will be Fumiya Fujimura, who is currently general manager of Kobe Steel's Crushing Equipment Dept.

Kobe and Kawasaki both hold leading positions in Japan's crusher market, and the merger will complement the respective product menus of the two companies. Both also market products in the environmental field. Utilizing their know-how in crusher technology, Kobe is involved in soil remediation, while Kawasaki supplies refuse paper and plastic fuel plants.

The two companies see each other as ideal partners to further expand the crushing equipment business. Combining overlapping functions in marketing and design and differentiating production are expected to increase the profitability of the joint crusher business. The merger is also expected to strengthen the growing environmental business.

-more-

OUTLINE OF KOBE'S CRUSHING EQUIPMENT BUSINESS

Sales:	11.6 billion yen (FY1999) 14.1 billion yen (FY2000) 7.8 billion yen (FY2001)
Employees:	88 (of which 56 are in marketing & design) (Excludes those in common sections at Takasago Machinery Center.)
Sales offices:	Sapporo, Sendai, Tokyo, Nagoya, Niigata, Toyama, Osaka, Takamatsu, Hiroshima, Fukuoka
Plant & design locations:	Takasago, Hyogo Prefecture

OUTLINE OF KAWASAKI'S CRUSHING PLANT BUSINESS CENTER

Sales:	15.8 billion yen (FY1999) 17.9 billion yen (FY2000) 14.4 billion yen (FY2001)
Employees:	250 (of which 80 are in marketing & design)
Sales offices:	Yachiyo, Osaka
Plant & design locations:	Yachiyo, Chiba Prefecture

###

Media contacts

Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo, JAPAN
Tel: +81-3-5739-6010
Web site: www.kobelco.co.jp/index_e_wi.htm
E-mail: www-admin@kobelco.co.jp

Public Relations Department
Kawasaki Heavy Industries, Ltd.
4-1,Hamamatsu-cho, 2-chome
Minato-ku, Tokyo, JAPAN
Tel: +81-3-3435-2130
Website: www.khi.co.jp/index_e.html
E-mail: webadmin@khi.co.jp

Kobe Steel, Ltd.
Tokyo, Japan
Tokyo Stock Exchange No. 5406

December 20, 2002

Kobe Steel to issue new shares for third-party allocation

TOKYO (December 20, 2002) – Kobe Steel, Ltd. announces that at the Board of Directors meeting held today it decided to issue new shares for third-party allocation.

1. Outline of New Share Issuance

(1)	Number of shares to be issued:	107,000,000 common shares
(2)	Issue price:	56 yen per share
(3)	Total issue value:	5,992,000,000 yen
(4)	Amount accounted for as stated capital:	28 yen per share
(5)	Application date:	January 29, 2003
(6)	Payment date:	January 30, 2003
(7)	Initial date of reckoning for dividends:	October 1, 2002
(8)	Recipients of new shares:	Nippon Steel Corporation, 53,500,000 shares Sumitomo Metal Industries, Ltd., 53,500,000 shares
(9)	Related conditions:	Kobe Steel requests that the two recipient companies notify Kobe Steel if they intend to transfer the shares within two years from the issuance date.

(10) The issuance of new shares shall take place following the acceptance of such notification in accordance with the Securities and Exchange Law.

Method of Calculating Issue Price:
The issue price was calculated by averaging the daily closing stock price between November 20 and December 19, 2002. Fractions have been deleted.

2. Change in Issued Shares to be Brought About by Capital Increase

Current number of issued shares:	2,867,549,861 shares
Number of new shares to be issued:	107,000,000 shares
Number of shares following capital increase:	2,974,549,861 shares

3. Reason for Capital Increase and Use of Funds

(1) Reason for Capital Increase

Kobe Steel plans to further strengthen its collaboration with Nippon Steel Corporation, as well as form a new tie-up with Sumitomo Metal Industries, Ltd. This three-way alliance includes the mutual holding of shares. Implementing further measures is anticipated to improve operational efficiencies in Kobe Steel's iron and steel business and reduce costs, which will improve profitability. As such,

a key to carrying out the three-way alliance for Kobe Steel is the issuance of new shares.

(2) Use of Funds from the Capital Increase
The funds from the capital increase will be used as working capital.

4. Policy on Profit Sharing

Subject to its retained earnings and financial performance, Kobe Steel aims for an early resumption of dividend payments to its shareholders.

5. Equity Financing Over the Past Three Years

(1) No new shares have been issued over the past three years to raise funds.

(2) Stock Prices Over the Past Three Years (in Japanese Yen)

Fiscal Period	Open	High	Low	Close
Fiscal year ended March 31, 2000	92	119	58	65
Fiscal year ended March 31, 2001	67	77	59	68
Fiscal year ended March 31, 2002	70	92	43	49
First six months ended September 30, 2002	50	81	48	71

6. Recipients of New Shares

Name of Company:	Nippon Steel Corporation
Number of new shares allocated:	53,500,000 shares
Amount Received:	2,996,000,000 yen

Name of Company:	Sumitomo Metal Industries, Ltd.
Number of new shares allocated:	53,500,000 shares
Amount received:	2,996,000,000 yen

Media Contact
Gary I. Tsuchida
Communication Center
Tel +81-3-5739-6010
Fax +81-3-5739-5971

Investor Relations
Tel +81-3-5739-6043
Fax +81-3-5739-5973

Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku
Tokyo 141-8688 JAPAN

Email: www-admin@kobelco.co.jp
Web site: www.kobelco.co.jp